CONECTIV

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

Revised as of
January 1, 1999

CONECTIV

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

PREAMBLE

The principal objective of this Supplemental Executive Retirement Plan is to ensure the payment of a competitive level of Retirement income in order to attract, retain and motivate selected executives. The Plan is designed to provide a benefit which, when added to other Retirement income of the executive, will meet the objective described above. Eligibility for participation in the plan shall be limited to executives who are classified as directors or above, who are participants in the Conectiv Deferred Income Plan, and other managers or executive who are selected by the Chief Executive Officer and approved by the Personnel and Compensation Committee of the Board of Directors. In order to be eligible for benefits under this Plan on account of Service prior to employment by an Employer, an executive must be (or have been) recruited into the position (or for the position) as determined by the Committee. This Plan is a successor to the Delmarva Power & Light Company Supplemental Executive Retirement Plan, the Atlantic City Electric Company Supplemental Executive Retirement Plan, Supplemental Executive Retirement Plan - II, and Excess Benefit Retirement Income Program. This Plan is effective January 1, 1999, and is effective as to each Participant on the date he or she is designated as such hereunder.

SECTION I

DEFINITIONS

1.1.   "Actuarial Equivalent" or "Actuarial Equivalence" shall mean the method and amount by which a single life annuity benefit is converted to any other form of benefit, or by which a single sum benefit is converted to any form of annuity benefit, and shall be determined by using the appropriate factors and methods as set forth in the Basic Plan as of the date of determination.

1.2.   "Affiliate" means any corporation, partnership or other organization which, during any period of employment of a Participant, was at least 50% controlled by the Company or an affiliate of the Company.

1.3.   "Basic Plan" means the Conectiv Retirement Plan as set forth in the Base Plan and the Cash Balance Sub-Plan.

1.4.   "Basic Plan Benefit" means the amount of benefit payable from the Basic Plan to a Participant (a) in the form of an unreduced straight life annuity, where the Participant's benefit from this Plan is payable in the form of an annuity; or (b) in the form of a single lump sum, where the Participant's benefit from this Plan is payable in the form of a lump sum.

1.5.   "Beneficiary" means the person or persons designated as the Participant's beneficiary for purposes of the Basic Plan or, for a Participant who is not a participant in the Basic Plan, the person or persons designated as the Participant's beneficiary for purposes of this Plan on a form provided for such purpose and filed with the Agent designated in Section VII.

1.6.   "Change in Control" shall mean the first to occur, after the effective date, of any of the following:

(a)   If any Person is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of securities of Conectiv (not including in the securities beneficially owned by such Person any securities acquired directly from Conectiv or its subsidiaries) representing 25% or more of either the then-outstanding shares of common stock of Conectiv or the combined voting power of Conectiv's then outstanding securities; or

(b)   If during any period of 24 consecutive months during the existence of the Plan commencing on or after the effective date, the individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority thereof; provided that a director who was not a director at the beginning of such 24-month period shall be deemed to have satisfied such 24-month requirement (and be an Incumbent Director) if such director was elected by, or on the recommendation of or with the approval of, at least two-third of the directors who then qualified as Incumbent Directors either actually (because they were directors at the beginning of such 24-month period) or by prior operation of this Section 1.6; or

(c)   The consummation of a merger or consolidation of Conectiv with any other corporation other than (i) a merger or consolidation which would result in the voting securities of Conectiv outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 60% of the combined voting power of the voting securities of Conectiv or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of Conectiv (or similar transaction) in which no Person is or becomes the beneficial owner, as defined in Section 1.6(a), directly or indirectly, of securities of Conectiv (not including in the securities beneficially owned by such Person any securities acquired directly from Conectiv or its subsidiaries) representing 40% or more of either the then-outstanding shares of common stock of Conectiv or the combined voting power of Conectiv's then-outstanding securities; or

(d)   The stockholders of Conectiv approve a plan of complete liquidation or dissolution of Conectiv, or there is consummated an agreement for the sale or disposition by Conectiv of all or substantially all of Conectiv's assets, other than a sale or disposition by Conectiv of all or substantially all of Conectiv's assets to an entity, at least 60% of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportion as their ownership of Conectiv immediately prior to such sale.

Upon the occurrence of a Change in Control as provided above, no subsequent event or condition shall constitute a Change in Control for purposes of the Plan, with the result that there can be no more than one Change in Control hereunder.

For purposes of this Section, the term "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include: (i) Conectiv or any of its subsidiaries; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of Conectiv or any of its subsidiaries; (iii) an underwriter temporarily holding securities pursuant to an offering of such securities; (iv) a corporation owned directly or indirectly by the stockholders of Conectiv in substantially the same proportions as their ownership of stock of Conectiv; or (v) with respect to any particular Participant, such Participant or any "group" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act) which includes such Participant).

1.7.   "Committee" means the Personnel and Compensation Committee of the Board of Directors of the Company, which has been given authority by the Board of Directors to administer this Plan.

1.8.   "Code" means the Internal Revenue Code of 1986, as amended.

1.9.   "Company" means Conectiv and any successor thereto.

1.10.   "Compensation" means any amount paid to a Participant as salary or bonus, including pre-tax contributions and elective contributions that are not includible in gross income under sections 125, 402(a)(8) or 402(h) of the Code, and all amounts deferred pursuant to the Conectiv Deferred Income Plan in the year deferred (up to 50% of Compensation as calculated prior to such deferral), but excluding (a) contributions the Company makes to any other benefit plan; (b) any amounts paid in the form of fringe benefits (cash or non-cash), moving expenses, or welfare benefits, even though such amounts may be taxable for federal income tax purposes; (c) any amounts paid from the Conectiv Deferred Income Plan; and (d) any amounts paid or deferred in connection with stock grants, stock options, or payments based on stock performance such as stock appreciation rights or phantom stock awards.

1.11.   "Disabled" means a mental or physical condition which qualifies a Participant for benefits under the Employer's long-term disability plan.

1.12.   "Effective Date" means January 1, 1999.

1.13.   "Employee" means any individual employed by an Employer, provided, however, that to qualify as an Employee for purposes of the Plan, the individual must be a member of a group of "key management or other highly compensated employees" within the meaning of Sections 201, 301 and 401 of ERISA; and provided further than an individual shall not be eligible to become or remain a Participant if (a) he or she is not on an employee payroll of an Employer; (b) he or she has entered into a written agreement with an Employer which provides that he or she shall not participate in the Plan; or (c) he or she is in a group of employees that is excluded from the Plan pursuant to a declaration by the Employer with respect to the Employer's adoption of the Plan or any amendment thereto.

1.14.   "Employer" means the Company or an Affiliate that has adopted this Plan for its Employees.

1.15.   "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

1.16.   "Other Retirement Income" means, as determined by the Committee in its discretion, retirement income payable from any other retirement plan whether or not such plan was maintained by, or contributed to, by the Company.

1.17.   "Participant" means an Employee of an Employer who is (a) employed at a level of director or above, (b) a participant in the Conectiv Deferred Income Plan who defers income pursuant thereto, or (c) recommended by the Chief Executive Officer and designated as a Participant by the Committee. An Employee shall become a Participant in the Plan as of the later of (a) the Effective Date of this Plan, (b) the date he or she becomes an Employee, or (c) in the case of a person who becomes an Employee pursuant to a resolution of the Committee, the date his or her designation is individually approved by, and is specifically named in the resolutions of, the Committee for inclusion in the Plan.

1.18.   "Plan" means the Conectiv Supplemental Executive Retirement Plan.

1.19.   "Prior Plan" means the Delmarva Power & Light Company Supplemental Executive

Retirement Plan, the Atlantic City Electric Company Supplemental Executive Retirement Plan, the Atlantic City Electric Company Supplemental Executive Retirement Plan - II, and the Atlantic City Electric Company Excess Benefit Retirement Income Program. Each such Prior Plan is hereby terminated with respect to any person employed by the Company or an Affiliate on or after the Effective Date, and any such person shall receive supplemental retirement benefits only under this Plan or under the Supplemental Executive Retirement Plan sponsored by Delmarva Capital Investments, Inc.

1.20.   "Retirement" means the termination of a Participant's employment with an Employer on one of the Retirement dates specified in Paragraph 2.2.

1.21.   "SERP Payable Cash Balance" means the lump sum benefit payable from the Plan as defined in Section III, Sub-section 3.1, and may include an Initial SERP Payable Cash Balance credited pursuant to Section 1.22.

1.22.   "Service" means a Participant's credited years of Service as defined in the Basic Plan, plus any other years of service credited to such Participant prior to age 65 pursuant to an employment agreement with an Employer or pursuant to a resolution of the Committee. For a Participant who is not a participant in the Basic Plan, "Service" shall mean the actual years and months of employment of such Participant by an Employer, plus any additional years and months of Service credited to such Participant prior to age 65 pursuant to an employment agreement with an Employer or pursuant to a resolution of the Committee. Effective with the Effective Date, the Committee may grant such Participant an Initial SERP Payable Cash Balance in lieu of such prior Service, and grants of prior Service made prior to the Effective Date may be converted to an Initial SERP Payable Cash Balance.

1.23.   "Surviving Spouse" means the spouse of a Participant who is legally married to the Participant at the time of the Participant's Retirement, or death if still employed by an Employer or an Affiliate.

1.24.   "Termination" means the termination of the Participant's employment with an Employer or an Affiliate, and shall occur at the commencement of any severance pay unless otherwise specified in a written agreement relating to such severance pay.

SECTION II

ELIGIBILITY FOR BENEFITS

2.1.   A Participant will be eligible for benefits under the Plan if

(a)   the Participant's Basic Plan Benefit is reduced by reason of the limitation on the maximum benefit payable under Section415, or successor provisions, of the Code, or

(b)   the Participant's Basic Plan Benefit is reduced by reason of the limitation on compensation under Section 401(a)(17), or successor provisions, of the Internal Revenue Code of 1986, as amended; or

(c)   the Participant has deferred Compensation pursuant to the Conectiv Deferred Income Plan; or

(d)   The Participant has received a grant of Service prior to employment with an Employer or an Initial SERP Payable Cash Balance pursuant to the terms of Section 1.22.

2.2.   Each Participant is eligible to retire and receive a benefit under this Plan beginning on one of the following dates:

(a)   "Normal Retirement Date," which is the first of the month coincident with or next following the Participant's sixty-fifth (65th) birthday after attaining five (5) years of Service with an Employer (not including pre-employment service granted pursuant to Section 1.22).

(b)   "Early Retirement Date," which is the date the Participant elects to retire after attaining age fifty-five (55) with fifteen (15) years of service or attaining age sixty (60) with twenty (20) years of service.

(c)   "Deferred Retirement Date," which is the date the Participant elects to retire after his or her normal retirement date if he or she does not meet the policy-making executive standard causing his or her mandatory retirement at age sixty-five (65) or is requested by the Board of Directors to work beyond his or her 65th birthday.

(d)   "Disability Retirement Date," which is the date the Participant elects to retire by reason of Disability after completion of fifteen (15) years of Service. In order to retire on a Disability Retirement Date, in accordance with Section VI, the Participant must provide the Committee satisfactory evidence of Disability.

2.3.   A Participant who has a SERP Payable Cash Balance and who Terminates employment before an applicable Retirement Date may receive a lump sum or annuity benefit pursuant to Section III if and only if the benefit is vested pursuant to Section VI, provided that a lump sum payable hereunder shall be paid no earlier than twelve months after such Termination if the Participant is restricted by the terms of Section 2.4.

2.4.   If any Participant entitled to a benefit under this Plan on account of a grant of service prior to employment with an Employer or an Initial SERP Payable Cash Balance pursuant to Section 1.22 is discharged for cause, or enters into competition with the Company or an Affiliate, or interferes with the relations between the Company or an Affiliate and any customer, or engages in any activity that would result in any decrease or loss in sales by the Company or an Affiliate, the rights of such Participant to a benefit under this Plan based on such Service, including the rights of a Surviving Spouse to a benefit, will be forfeited, unless the Committee determines that such activity is not detrimental to the best interests of the Company or its Affiliates. However, if the individual ceases such activity and notifies the Committee of this action, then the Participant's right to receive a benefit, and any right of a Surviving Spouse to a benefit, may be restored if the Committee in its sole discretion determines that the prior activity has not caused serious injury to the Company or its Affiliates and that the restoration of the benefit would be in the best interest of the Company and its Affiliates. All determinations by the Committee with respect to forfeiture and restoration of benefits shall be final and conclusive.

SECTION III

AMOUNT AND FORM OF RETIREMENT BENEFIT

3.1.   <u>Cash Balance Benefit</u>. As of any determination date, the Participant shall be credited with a SERP Payable Cash Balance equal to the Payable Cash Balance that would have been payable under the Basic Plan as if the following assumptions were correct, reduced by the Participant's Payable Cash Balance actually payable under the Basic Plan as of such determination date:

(a)   as if the provisions of the Basic Plan were administered without regard to the benefit limitations set forth in the Basic Plan as a result of section 415 of the Code;

        (b)   as if the provisions of the Basic Plan were administered without regard to the compensation limitations set forth in the Basic Plan as a result of section 401(a)(17) of the Code;

        (c)   as if all Compensation were taken into account under the Basic Plan for the year such amounts were earned by such Participant (and not in the year such amounts are actually paid);

        (d)   as if such Participant's Payable Cash Balance under the Basic Plan as of his employment commencement date were equal to the Initial SERP Payable Cash Balance; and

        (e)   as if such Participant had been employed by the Employer during the period for which prior service has been credited for purposes of this Plan pursuant to Section 1.22 (this sub-section (e) shall not be applicable to a Participant whose prior service has been converted to an Initial SERP Payable Cash Balance pursuant to Section 1.22).

In the event the Employer adopts or maintains any other qualified or non-qualified retirement plan that is deemed by the Committee in its sole discretion to constitute Other Retirement Income, the SERP Payable Cash Balance shall be reduced by the Actuarial Equivalent lump sum value of such Other Retirement Income.

        3.2.   <u>Minimum Benefit</u>.

        (a)   A Participant who was a participant in a Prior Plan as of December 31, 1998 shall be entitled to a minimum benefit equal to the annual retirement benefit payable at his actual Retirement or Termination Date as calculated under the Prior Plan as of December 31, 1998, reduced by the Basic Plan Benefit as of the Participant's actual Retirement or Termination Date, and further reduced by any Other Retirement Income to which the Participant has a vested right as of the actual Retirement or Termination Date. Notwithstanding the foregoing, no minimum benefit under this Section 3.2 shall be paid to a Participant if the Participant had received a distribution from a Prior Plan on account of the same Service.

        (b)   If a Participant described in Section 3.2(a) also satisfies the requirements to be a Grandfathered Participant under the Basic Plan (whether or not such Participant is a participant in the Basic Plan), he or she shall be entitled to a minimum benefit under this Plan equal to the annual retirement benefit payable at his actual Retirement or Termination Date calculated in accordance with the Grandfathered Participant provisions of the Basic Plan, applying the presumptions set forth in Section 3.1, reduced by the Basic Plan Benefit, and further reduced by any Other Retirement Income to which the Participant has a vested right or which the Participant previously received.

        3.3   The benefit payable at any Retirement Date or upon Termination of employment shall be paid in the same form and <u>paid</u> to the Participant (or on his behalf, to his Beneficiaries) in the same manner as payment of retirement benefits pursuant to the Basic Plan; provided, however, that

        (a)   any benefit that has an Actuarial Equivalent Value of $50,000 or less (such amount to be increased by vote of the Committee to be applicable to any calendar year or the remainder of any calendar year after the date of such vote) shall be paid in the form of a lump sum;

        (b)   if the Participant has elected a lump sum distribution from the Basic Plan and has submitted an election pursuant to sub-paragraph (d) below, the Participant's benefit shall be paid in the form of a 50% joint and survivor annuity (with the Participant's spouse as joint annuitant) unless the Participant elects a different annuity form prior to his Retirement Date or Termination Date; and

(c)   if the Participant has elected an annuity distribution from the Basic Plan and has submitted an election pursuant to sub-paragraph (d) below, the Participant's benefit shall be paid in the form of a lump sum; and

(d)   if the Participant has made a separate election during the calendar year ending prior to the calendar year containing his Retirement Date and at least six months prior to such Retirement Date, the Participant may receive a different form of benefit as set forth in such separate election. In the event the Participant's retirement was caused by the Participant's disability or involuntary termination of employment and was, in the judgment of the Committee, unanticipated, the Participant's separate election shall be given effect even if it was executed fewer than six months prior to his Retirement Date or in the same calendar year, so long as it was executed before the Participant reasonably could be deemed to have anticipated the timing of his retirement.

(e)   The benefit payable in the form of a lump sum shall be the greater of (i) the SERP Payable Cash Balance, or (ii) the Actuarial Equivalent of the minimum or grandfathered benefit as defined in Section 3.2. The benefit payable in the form of an annuity shall be the greater of (i) the SERP Payable Cash Balance converted to an annuity pursuant to the provisions of the Basic Plan, or (ii) the minimum or grandfathered benefit as defined in Section 3.2, subject to any adjustments or actuarial reductions as set forth in the Basic Plan for benefits payable prior to Normal Retirement Date or in any form other than a single life annuity.

3.4.   The Committee may make appropriate adjustments to the benefits payable under the Plan to reflect the timing and form of payments of any Other Retirement Income.

SECTION IV

VESTING OF RETIREMENT BENEFITS

4.1.   Participants benefits will vest upon Retirement or in accordance with Section VIII, Subsection 8.7. No benefits are payable under the Plan if a Participant's employment is Terminated voluntarily or involuntarily for any reason prior to completion of five (5) years of Service with an Employer (excluding any prior Service credited pursuant to Section 1.22), except as specifically voted by the Committee in its sole discretion.

SECTION V

DEATH BENEFITS PAYABLE

5.1.   If a Participant should die after completion of five (5) years of Service and before Retirement, the Surviving Spouse will receive a benefit in the form of an annuity equal to 50% of the amount of Participant's benefit determined in accordance with Section III as if the Participant had retired and commenced receiving a benefit on the first of the month following the date of his or her death. This survivor annuity will not be reduced on account of the age of the Participant or of the Surviving Spouse. Notwithstanding the foregoing, in no event shall the Surviving Spouse benefit be less than the Actuarial Equivalent of the SERP Payable Cash Balance.

5.2.   A Surviving Spouse's benefits will be payable monthly, and will commence on the first day of the month following the month in which the Participant dies. The last payment will be on the first day of the month in which the Surviving Spouse dies. Notwithstanding the foregoing, in the event the Surviving Spouse elects a lump sum distribution pursuant to the Basic Plan, the benefit payable hereunder shall be paid in a lump sum which is the Actuarial Equivalent of the benefit described in Section 5.1, unless the Participant has specifically directed that the benefit shall be payable in annuity form, in an election filed no later than the last day of the calendar year preceding the year of his or her death. If the Actuarial Equivalent value of the Surviving Spouse benefit is $50,000 or less (or such larger amount that may be applicable under Section 3.3(a)), the benefit shall be paid in the form of a single lump sum.

5.3. In the event the Participant dies without a Surviving Spouse after completing five (5) years of Service, the SERP Payable Cash Balance shall be paid to his or her Beneficiary, in a single lump sum.

5.4 Upon a Change in Control, a Participant who is not offered a comparable position, but is notified by the Company that his employment shall be terminated at the end of a transition period (at which point change-in-control severance benefits shall be payable) shall be covered by the special temporary death benefit provision set forth below, in lieu of all other death benefits payable hereunder.

(a) Conditions to Payment of Special Temporary Death Benefit. In order for a Participant's Surviving Spouse to receive the Special Temporary Death Benefit set forth in sub-paragraph (b), each of the following conditions must be satisfied:

(i) The Participant must be entitled to a Grandfather Benefit under the terms of the Basic Plan as of the date of death;

(ii) The date of death must occur after the consummation of the Change in Control, after notification by the Company that the Participant's employment shall be terminated at the end of a limited transition period under circumstances entitling the Participant to change-in-control severance benefits, and before the termination of employment; and

(iii) the Participant must have submitted to the Plan Administrator of the Basic Plan all necessary waivers and spousal consents electing a lump sum distribution from the Basic Plan as of the Participant's actual Retirement Date.

(b) Calculation of Special Temporary Death Benefit. The Special Temporary Death Benefit shall be equal to the excess of

(i) The lump sum distribution that would be payable under the Basic Plan and this supplemental Plan if the Participant had retired on the day before his death and received a lump sum distribution, over

(ii) The Actuarial Equivalent (in the form of a lump sum distribution) of the pre-retirement death benefit payable to the Surviving Spouse under the Basic Plan.

SECTION VI

DISABILITY BENEFITS PAYABLE

6.1. A Participant shall be entitled to retire on his or her Disability Retirement Date.

6.2. The annual disability benefit will equal the Retirement benefit that would be payable under Section III of this Plan, based on years of Service to his or her Retirement Date and based on Earnings determined as of the last day of active employment with the Employer before commencement of

Disability.

6.3.   The disability benefit determined in accordance with Paragraph 6.2 will be offset by any disability benefit payable under the Basic Plan, any long-term disability benefits payable by the Employer or by any insurance policy provided by or through the Employer, and any Other Retirement Income.

6.4.   Disability benefits will be payable monthly and will commence on the Participant's Disability Retirement Date. The last payment will be as of the first of the month during which the disabled Participant dies.

6.5.   In the event a disabled Participant dies before attaining Normal Retirement Age, death benefits will be payable pursuant to Section V. In the event a disabled Participant attains Normal Retirement Age while disabled, the Participant's benefit shall be converted to a Normal Retirement benefit pursuant to Section III and paid in accordance with the provisions thereof.

6.6.   The Committee may require, no more frequently than once in any calendar year, that a disabled Participant submit medical evidence of Disability satisfactory to the Committee. The Committee will have sole discretion to discontinue a disability benefit based on a consideration of such evidence or lack thereof.

SECTION VII

ADMINISTRATION OF PLAN

7.1.   The Committee, as plan administrator, shall have full power and authority to interpret the Plan, to prescribe, amend, and rescind any rules, forms, procedures, and regulations as it deems necessary or appropriate for the proper administration of the Plan, and to make any other determinations and to take any other such actions as it deems necessary or advisable in carrying out its duties under the Plan. All action taken by the Committee arising out of, or in connection with, the administration of the Plan or any rules adopted thereunder, shall, in each case, lie within its sole discretion, and shall be final, conclusive and binding upon the Employer, all Employees, and all Beneficiaries of Employees and all persons and entities having an interest therein. The Committee may, however, delegate to any person or entity any of its powers or duties under the Plan. To the extent of such delegation, the delegate shall become invested with the same discretionary authority as the Committee. Any decisions, actions or interpretations to be made under the Plan by the Committee, an Employer, or a delegate of any of them shall be made in their respective sole discretion, not as a fiduciary, and need not be uniformly applied to similarly situated individuals.

7.2.   The Company shall indemnify and hold harmless the Committee and any delegate of the Committee's functions from any and all claims, losses, damages, expenses (including counsel fees) and liability (including any amounts paid in settlement of any claim or any other matter with the consent of the Board) arising from any act or omission of such member, except when the same is due to gross negligence or willful misconduct.

7.3.   Claims Procedure.

(a)   Agent. The Committee shall designate a person or executive to whom claims for benefits shall be submitted. If the person claiming a benefit is such designated Agent or a relative or survivor of such Agent, the Chief Executive Officer of the Company shall serve as the Agent with respect to such claim. If the person claiming a benefit is the current or former Chief Executive Officer, the chairperson of the Committee shall serve as the Agent with respect to such claim.

(b)   Claim. A person who believes that he is being denied a benefit to which he is entitled under the Plan (hereinafter referred to as a "Claimant") may file a written request for such benefit with the Agent, setting forth the claim.

(c)   Claim Decision. Upon receipt of a claim, the Agent may (but shall not be required to) consult with the Committee, and shall advise the Claimant within ninety (90) days of receipt of the claim whether the claim is denied. If special circumstances require more than ninety (90) days for processing, the Claimant will be notified in writing within ninety (90) days of filing the claim that the Agent requires up to an additional ninety (90) days to reply. The notice will explain what special circumstances make an extension necessary and indicate the date a final decision is expected to be made.

If the Claimant does not receive a written denial notice or notice of an extension within ninety (90) days, the Claimant may consider the claim denied and may then request a review of denial of the claim, as described below.

If the claim is denied in whole or in part, the Claimant shall be provided a written opinion, using language calculated to be understood by the Claimant, setting forth:

(i)   The specific reason or reasons for such denial;

(ii)   The specific reference to pertinent provisions of this Plan on which such denial is based;

(iii)   A description of any additional material or information necessary for the Claimant to perfect his claim and an explanation why such material or such information is necessary;

(iv)   Appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review; and

(v)   The time limits for requesting a review under subsection (c) and for review under subsection (d) hereof.

(d)   Request for Review. Within sixty (60) days after the receipt by the Claimant of the written opinion described above, the Claimant may request in writing that the Committee review the initial determination. The Claimant or his duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Committee. If the Claimant does not request a review of the initial determination within such sixty (60) day period, the Claimant shall be barred and estopped from challenging the determination.

(e)   Review of Decision. Within sixty (60) days after the Committee's receipt of a request for review, it will review the initial determination. After considering all materials presented by the Claimant, the Committee will render a written opinion, written in a manner calculated to be understood by the Claimant, setting forth the specific reasons for the decision and containing specific references to the pertinent provisions of this Agreement on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Committee will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.

7.4.   Each Participant may receive a copy of this Plan on request, and the Committee will make available for inspection by any Participant a copy of the rules and regulations used by the Committee in administering the Plan.

<center>SECTION VIII</center>

<center>MISCELLANEOUS</center>

8.1.   <u>Amendment and Termination of Plan.</u> The Committee may, in its sole discretion, terminate, suspend or amend this Plan at any time or from time to time, in whole or in part. However, no amendment or suspension of the Plan will affect a retired Participant's right or the right of a Surviving Spouse to continue to receive a benefit in accordance with this Plan as in effect on the date such Participant commenced to receive a benefit under this Plan.

8.2.   <u>Limitation of Participant's Right</u>. Nothing in this Plan shall be construed as conferring upon any Participant any right to continue in the employment of the Employer, nor shall it interfere with the rights of the Employer or any Affiliate to terminate the employment of any Participant and/or to take any personnel action affecting any Participant without regard to the effect which such action may have upon such Participant as a recipient or prospective recipient of benefits under the Plan. Any amounts payable hereunder shall not be deemed salary or other compensation to a Participant for the purposes of computing benefits to which the Participant may be entitled under any other arrangement established by the Employer for the benefit of its employees. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any action which is deemed by it to be appropriate or in its best interest. No Participant, Beneficiary, or other person shall have any claim against the Company or any Affiliate as a result of such action.

8.3.   <u>Individually Negotiated Benefits</u>. Any agreement entered into by the Employer and an employee who is from a select group of management or highly compensated employees which provides individually negotiated benefits to such employee which are not otherwise described in the Plan shall be deemed to be incorporated by reference hereunder.

8.4.   <u>Taxes</u>. The Company may make such provisions and take such action as it may deem appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority, whether Federal, state or local, to withhold in connection with any benefits under the Plan, including, but not limited to, the withholding of appropriate sums from any amount otherwise payable to the Participant (or his Beneficiary). Each Participant, however, shall be responsible for the payment of all individual tax liabilities relating to any such benefits.

8.5.   <u>Unfunded Status of Plan</u>. The Plan is intended to constitute an "unfunded" plan of deferred compensation for Participants. Benefits payable hereunder shall be payable out of the general assets of the Company, and no segregation of any assets whatsoever for such benefits shall be made. Notwithstanding any segregation of assets or transfer to a grantor trust, with respect to any payments not yet made to a Participant, nothing contained herein shall give any such Participant any rights to assets that are greater than those of a general creditor of the Company.

8.6.   <u>Obligations to Company</u>. If a Participant becomes entitled to a distribution of benefits under the Plan, and if at such time the Participant has outstanding any debt, obligation, or other liability representing an amount owing to the Company or any Employer or Affiliate, then the Company, Employer, or Affiliate may offset such amount owed to it against the amount of benefits otherwise distributable. Such determination shall be made by the Committee. To the maximum extent permitted by law, no benefit under this Plan otherwise shall be assignable or subject in any manner to alienation, sale, transfer, claims of creditors, pledge, attachment or encumbrances of any kind, other than a qualified

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domestic relations order that is otherwise enforceable against the Plan and not preempted by ERISA.

8.7.   Change of Control. At the Committee's discretion, after consultation with all affected Participants, in the event of a Change in Control and a termination of employment or service for any reason, each affected Participant's benefit shall either be distributed immediately to the Participant in one lump sum payment, or paid in accordance with the distribution options previously selected by the Participant, as determined by the Committee and made applicable to all affected Participants. In the event distribution continues to be deferred under the terms of the Plan, the affected Employer shall be required to contribute cash or equivalent assets to a grantor trust (maintained by an institutional trustee independent of the Employer) within 60 days after such Change in Control, in an amount not less than the then-current value of all Participant benefits related to such Employer.

8.8.   Governing Law. This plan is established under and will be construed according to ERISA and, where not preempted, the laws of the State of Delaware.

8.9.   Headings, Gender, Singular and Plural. Headings are inserted in this Plan for convenience of reference only and are to be ignored in the construction of the provisions of the Plan. The masculine gender, where appearing in the Plan, will be deemed to include the feminine gender, and the singular may include the plural, unless the context clearly indicates the contrary.